EXHIBIT 99.1

EXECUTION COPY

YAMANA GOLD INC.

AND

EXTORRE GOLD MINES LIMITED

ARRANGEMENT AGREEMENT

DATED JUNE 18, 2012

TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated June 18, 2012

B E T W E E N:

Yamana Gold Inc., a corporation existing under the laws of Canada (“Purchaser”)

- and –

Extorre Gold Mines Limited, a corporation existing under the laws of Canada (“Target”)

Preliminary Statements

1.
Upon the terms and subject to the conditions set out in this Agreement, the parties hereto intend to propose a statutory plan of arrangement under the Canada Business Corporations Act whereby the Purchaser will acquire all of the outstanding common shares of Target.

2.
The Target Board wishes to support and facilitate the Arrangement on the terms and conditions set out in this Agreement and has unanimously concluded, after receiving financial and legal advice, and based in part on the recommendation of the Special Committee, that it is in the best interests of Target to enter into this Agreement and to effect the Arrangement.

3.
Each of the members of the Target Board and each of the senior officers of Target have duly executed and delivered a Voting Agreement evidencing their agreement to support and vote, in their capacity as securityholders of Target, in favour of the transactions contemplated by this Agreement in accordance with the terms of the voting agreement.

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide offer, proposal, expression of interest, or inquiry, whether oral or written, from any person (other than Purchaser or any of its affiliates) made after the date hereof relating to: (i) any acquisition or sale, direct or indirect, of: (a) the assets of Target and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries; (ii) any take-over bid for any class of voting or equity securities of Target; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries taken as a whole; or (iv) a bona fide proposal or offer or public announcement or other public disclosure of a bona fide intention to do anything of the foregoing, directly or indirectly, or (v) any modification or proposed modification of the foregoing;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“affiliated entity” has the meaning ascribed to such term in MI 61-101;

“Agreement” means this arrangement agreement, together with the schedules attached and the Target Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Anti-Corruption Laws” means all Laws relating to anti-bribery or anti-corruption (governmental or commercial) that apply to Target, its subsidiaries and joint ventures, including Laws that prohibit the payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any government official, government employee or commercial entity to obtain a business advantage, including under the CFPOA, the FCPA and the relevant laws of Argentina and all other Laws that apply to Target, its subsidiaries and joint ventures enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order with the consent of the Purchaser and Target, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Target Shareholders, approving the Arrangement to be considered at the Target Meeting, substantially in the form and content of Schedule B hereto;

“associate” has the meaning ascribed to such term in the Securities Act;

“BCSC” means the British Columbia Securities Commission;

 “business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario and/or Vancouver, British Columbia;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

“CFPOA” means the Corruption of Foreign Public Officials Act, S.C. 1998, c. 34, as amended;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i);

“commercially reasonable efforts” with respect to either party hereto means the co-operation of such party and the use by it of its reasonable efforts consistent with reasonable commercial practice of similarly situated persons without payment or incurrence of unreasonable expense or the requirement to engage in litigation;

“Competition Act” means the Competition Act (Canada), as amended from time to time, and the regulations thereunder;

“Concessions” means the material mining concessions, claims, leases, licences, permits or other rights to explore for, exploit, develop, mine or produce minerals or any interest therein which Target or any of its subsidiaries or material joint ventures owns or has a right or option to acquire or use as set forth in Section 3.1(s) of the Target Disclosure Letter;

“Confidentiality Agreement” means the agreement between Purchaser and Target dated January 20, 2011, pursuant to which Purchaser has been provided with access to confidential information of Target and Target has been provided with access to confidential information of Purchaser;

“Consideration” means the consideration to be received by the Target Shareholders pursuant to the Plan of Arrangement in exchange for their Target Shares, consisting of cash in the amount of $3.50 and 0.0467 of a Purchaser Share for each Target Share on the basis set forth in the Plan of Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which a person is a party or by which a person is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“Data Room Information” means the documents posted on the Data Site from time to time;

“Data Site” means the secure website maintained by Target at https://datasite.merrillcorp.com;

“Depositary” means any trust company, bank or financial institution agreed to between Purchaser and Target for the purpose of, among other things, exchanging certificates representing Target Shares for the Consideration in connection with the Arrangement;

“Director” means the director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date shown in the Certificate of Arrangement which will be a date following satisfaction or waiver of all of the conditions to the completion of the Arrangement as set forth in this Agreement and delivery of all documents agreed to be delivered to the satisfaction of the Parties hereto, acting reasonably;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Eligible Holder” has the meaning ascribed to such term in the Plan of Arrangement;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any person, all liabilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Exchanges” means, collectively, the TSX, the NYSE and the LSE;

“Exploration and Option Agreement” means the exploration and option agreement between Cerro Vanguardia Sociedad Anonima, Estelar Resources Limited and Exeter Resource Corporation dated December 20, 2003;

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as the same has been, and hereafter from time to time may be, amended;

“Final Order” means the final order of the Court in form acceptable to Target and Purchaser, each acting reasonably, approving the Arrangement as such order may be amended by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

 “Fomicruz Agreement” means the agreement between Fomento Minero de Santa Cruz Sociedad Del Estado and Estelar Resources Limited dated March 3, 2009;

“GAAP” means, in respect of any financial year beginning before December 31, 2010 generally accepted accounting principles in Canada, as then set out in the Canadian Institute of Chartered Accountant’s Handbook and, in relation to any financial year beginning after December 31, 2010, generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountant’s Handbook for an entity that prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Government Official” means (a) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; (d) any stock exchange, including the Exchange; (e) any public international organization; (f) any company, business, enterprise, or other entity owned or controlled by any government, entity, or organization described in the foregoing clauses or (g) any political party;

 “Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as the same has been, and hereafter from time to time may be, amended;

“IFRS” has the meaning ascribed thereto in National Instrument 14-101 – Definitions;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of Target;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended by the Court;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities that are set out in Schedule C hereto;

“Key Third Party Consents” means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement that are set out in Schedule C hereto;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchanges and the NYSE MKT), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Liability” means any indebtedness, liability or obligation of any kind, whether known or unknown, primary or secondary, direct or indirect, asserted or unasserted, absolute or contingent, matured or unmatured, conditional or unconditional, latent or patent, accrued or unaccrued, secured or unsecured, liquidated or unliquidated or due or to become due and whether or not required to be reflected in a balance sheet in accordance with GAAP;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-up Shareholders” means each of the senior officers and directors of Target;

“LSE” means the London Stock Exchange;

“Material Adverse Change” means in respect of either Party, any change, effect, event or occurrence that either individually or in the aggregate, is or would reasonably be expected to be, material and adverse to the business, operations, assets, properties, capitalization, condition (financial or otherwise), or liabilities of that  Party and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby and, in the case of Target, the communication by Purchaser of its plans or intentions with respect to Target or any of its subsidiaries; (ii) in the case of Target, any action or inaction taken by Target or its subsidiaries to which Purchaser has consented to in writing or which is expressly permitted by this Agreement; (iii) changes in general political, economic, securities, financial, commodities, banking or currency exchange markets; (iv) any change in GAAP or regulatory accounting requirements; (v) any natural disaster provided that it does not have a materially disproportionate effect on that person relative to comparable exploration and/or mining companies; (vi) changes affecting the mining industry generally in jurisdictions in which the Party carries on business or the price of precious metals, provided that such changes do not have a materially disproportionate adverse effect on that Party or its subsidiaries taken as a whole, relative to comparable mining and/or exploration companies; (vii) generally applicable changes in applicable Law; (viii) the commencement or continuation of any war, armed hostilities or acts of terrorism; or (ix) any decrease in the market price or any decline in the trading volume of that Party’s common shares (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (ix) above) may be taken into account in determining whether a Material Adverse Change has occurred);

“Material Adverse Effect” means, with respect to a Party, any effect of a Material Adverse Change on such Party;

“Material Contracts” means the Exploration and Option Agreement and the Fomicruz Agreement and any other Contract to which Target or any of its subsidiaries are party: (i) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Target or its subsidiaries, taken as a whole; (ii) under which Target or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $500,000 in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $500,000; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Target or any of its subsidiaries is obligated to make or expects to receive payments in excess of $1 million over the remaining term of the Contract; (vi) that limits or restricts Target or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; (vii) which provides for change of control, severance, retention or related payments or benefits to directors, officers or employees of Target or any subsidiary of Target; (viii) that relates to a Target Benefit Plan; or (ix) that is otherwise material to Target and its subsidiaries, considered as a whole; and, for greater certainty, includes the Material Contracts listed in Section 3.1(t) to the Target Disclosure Letter;

“material fact” has the meaning ascribed thereto in the Securities Act;

“MD&A” has the meaning ascribed thereto in Section 3.1(k);

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“NYSE” means the New York Stock Exchange;

“NYSE MKT” means NYSE MKT LLC;

 “ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person;

“Outside Date” means September 30, 2012, or such later date as may be agreed to in writing by the Parties;

“Parties” means Target and Purchaser, and “Party” means either of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“Permitted Encumbrances” means, as of any particular time, any of the following encumbrances:

(a)
encumbrances imposed by applicable Law incurred in the ordinary course of business for sums not yet due or payable or being contested in good faith by appropriate proceedings if, in each case, adequate reserves with respect thereto are maintained on the books of Target in accordance with GAAP or IFRS, as applicable;

(b)
encumbrances for Taxes and utilities not yet due or payable or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of Target in accordance with GAAP or IFRS, as applicable; and, in the case of contested Taxes, there is no requirement under applicable Law that such Taxes be paid or secured notwithstanding such contest;

(c)
survey exceptions, encumbrances, easements or reservations of, or rights of others for, licences, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Encumbrances incidental to the conduct of the business of Target, any subsidiary of Target or any material joint venture or to the ownership of its properties, in each case, provided that the same are complied with in all material respects and which were not incurred in connection with indebtedness of Target and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business as currently conducted by Target, any subsidiary of Target or any material joint venture;

(d)
leases and subleases granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of Target, any subsidiary of Target or any material joint venture; and

(e)	encumbrances specifically disclosed in the Target Annual Financial Statements or the Target Interim Financial Statements;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Personal Information” means the type of information regulated by privacy Laws and collected, used, disclosed or retained by Target and its subsidiaries, including information regarding the customers, suppliers, employees and agents of Target and its subsidiaries, such as an individual’s name, address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court (with the consent of Purchaser and Target, each acting reasonably);

“Purchaser Financial Statements” has the meaning ascribed thereto in Section 4.1(p);

“Purchaser Option Plan” means the amended share incentive plan of the Purchaser dated as of December 16, 2010;

“Purchaser Options” means options to purchase Purchaser Shares granted under the Purchaser Option Plan;

“Purchaser Public Disclosure Record” means all documents and information required to be filed by Purchaser under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR) and EDGAR, during the three years prior to the date hereof;

“Purchaser RSUs” means the 2,190,748 issued and outstanding restricted share units of Purchaser;

“Purchaser Shareholders” means the holders of Purchaser Shares;

“Purchaser Shares” means the common shares in the authorized share capital of Purchaser;

“Regulatory Authorities” has the meaning ascribed to such term in Section 3.1(z)(i);

“Regulatory Authorizations” has the meaning ascribed to such term in Section 3.1(z)(ii);

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Representatives” has the meaning ascribed thereto in Section 7.2.1;

“Response Period” has the meaning ascribed to such term in Section 7.3.1(b);

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means, collectively, the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada, the TSX, the NYSE, the NYSE MKT and the SEC;

 “Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Special Committee” means the special committee of Target Board formed to consider the Arrangement;

 “subsidiaries” or “subsidiary” means, in the case of Target, Estelar Resources Limited and Cognito Limited, each existing under the laws of the British Virgin Islands, each of which is wholly-owned directly by Target;

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by a third party after the date of this Agreement and not obtained in violation of Section 7.2 that relates to the direct or indirect acquisition of 100% (including, in the case of a take-over bid, an offer to acquire 100%) of the outstanding Target Shares (other than Target Shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of Target and its subsidiaries; and (i) is, in the opinion of the Target Board, acting in good faith after receiving the advice of its outside legal counsel and financial advisors, reasonably capable of being completed in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding Target Shares, is made available to all Target Shareholders (other than the person making the Acquisition Proposal, any of its joint actors or any of their respective affiliates) on the same terms and conditions; (iii) is not subject to a due diligence condition; (iv) is not subject to a financing condition beyond that which is permitted by Multilateral Instrument 62-104 and in respect of which the funds necessary to complete the Acquisition Proposal have been demonstrated to be available to the reasonable satisfaction of the Target Board; and (v) in respect of which the Target Board determines, in its good faith judgment, after receiving the written advice of its outside legal and financial advisors, that: (a) failure to recommend such Acquisition Proposal to the holders of Target Shares would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of Target Shares (other than Purchaser and its affiliates) from a financial point of view than the Arrangement, after taking into account any changes to the Arrangement proposed by Purchaser pursuant to Section 7.3;

“Target Annual Financial Statements” has the meaning ascribed thereto in Section 3.1(k);

“Target Benefit Plans” has the meaning ascribed thereto in Section 3.1(aa)(i);

“Target Board” means the board of directors of Target as the same is constituted from time to time;

“Target Circular” means the notice of the Target Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Target Shareholders  in connection with the Target Meeting, as amended, supplemented or otherwise modified from time to time;

“Target Disclosure Letter” means the disclosure letter executed by Target and delivered to Purchaser in connection with the execution of this Agreement;

“Target Fairness Opinions” has the meaning ascribed thereto in Section 3.1(b);

 “Target Incentive Shares” means the 9,570,813 Target Shares issuable pursuant to the Target Share Incentive Plan;

“Target Interim Financial Statements” has the meaning ascribed thereto in Section 3.1(k);

“Target Meeting” means the special meeting of Target Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Target Options” means the 9,570,813 options to purchase Target Shares issued or granted pursuant to the Target Share Incentive Plan;

“Target Public Disclosure Record” means all documents and information required to be filed by Target under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR) and EDGAR since March 18, 2010;

“Target Purchase Plan Shares” means Target Shares issuable pursuant to the Target Share Incentive Plan;

“Target Rights” means the rights to purchase Target Shares issued under the Target Rights Plan;

“Target Rights Plan” means the Shareholder Rights Plan Agreement, dated as of May 25, 2012, between Extorre Gold Mines Limited and Computershare Investor Services Inc., as rights agent;

“Target Securityholders” means, collectively, the holders of Target Shares, Target Warrants and Target Options;

“Target Share Incentive Plan” means the Stock Option Plan of Target dated as of February 5, 2010;

“Target Shareholder Approval” has the meaning ascribed to such term in Section 2.2(a)(i)(B);

“Target Shareholders” means the holders of Target Shares;

“Target Shares” means common shares in the capital of Target, as currently constituted;

 “Target Warrant Shares” means the 120,000 Target Shares issuable upon exercise of the Target Warrants;

“Target Warrants” means the 120,000 outstanding common share purchase warrants of Target exercisable to purchase an aggregate of 120,000 Target Warrant Shares at a price of $11.15 per share, expiring July 12, 2012;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian, United States and Argentinian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, mining canon as defined in Article 25 and Title XII, First Section of the Argentine Mining Code, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, wealth tax, turnover tax, workers’ compensation, government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another person’s Taxes as a transferee or successor, by contract or otherwise;

“Termination Fee” has the meaning ascribed thereto in Section 7.4.3;

“Termination Fee Event” has the meaning ascribed thereto in Section 7.4.4;

“TSX” means the Toronto Stock Exchange;

 “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be amended and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as the same has been, and hereafter from time to time may be, amended, and the rules and regulations of the SEC promulgated thereunder; and

 “Voting Agreements” means the support and voting agreements (including all amendments thereto) between Purchaser and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed to vote their Target Shares in favour of the Arrangement Resolution.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Target shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Target required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7	Knowledge

In this Agreement, references to “the knowledge of Target” means the collective actual knowledge of Bryce Roxburgh and Yale Simpson, Co-Executive Chairmen, Trevor Mulroney, President and Chief Executive Officer, Darcy Daubaras, Chief Financial Officer and Louis Montpellier, Senior Vice President. In this Agreement, references to “the knowledge of Purchaser ” means the collective actual knowledge of Peter Marrone, Chairman and Chief Executive Officer and Charles Main, Executive Vice President, Finance, and Chief Financial Officer.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A                      -           Plan of Arrangement
Schedule B                      -           Arrangement Resolution
Schedule C                      -           Key Regulatory Approvals

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

Target and Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Court Orders

(a)	Target shall apply to the Court, in a manner acceptable to Purchaser, acting reasonably, pursuant to the CBCA for the Interim Order and the Final Order as follows:

(i)	As soon as reasonably practicable following the date of execution of this Agreement and, in any event, in sufficient time to permit the Target

Meeting to be held in accordance with Section 2.3(a), Target shall file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide, among other things:

(A)	the class of persons to whom notice is to be provided in respect of the Arrangement and the Target Meeting and the manner in which such notice is to be provided;

(B)
that the requisite approval for the Arrangement Resolution shall be 66-2/3% of the votes cast on the Arrangement Resolution by Target Shareholders present in person or by proxy at the Target Meeting (the “Target Shareholder Approval”);

(C)	that in all other respects, the terms, conditions and restrictions of Target’s constating documents, including quorum requirements and other matters, shall apply in respect of the Target Meeting;

(D)	for the grant of Dissent Rights to registered holders of Target Shares;

(E)
for notice requirements with respect to the presentation of the application to the Court for the Final Order and the related hearing on the fairness of the Arrangement which notice shall include all Target Shareholders;

(F)	that the Target Meeting may be adjourned or postponed from time to time by management of Target in accordance with the terms of this Agreement without the need for additional approval of the Court;

(G)	that the record date for Target Shareholders entitled to notice of and to vote at the Target Meeting will not change in respect of any postponement(s) or adjournment(s) of the Target Meeting; and

(H)
that, based on the Court’s approval of the fairness of the Arrangement to Target Shareholders, it is Purchaser’s intention to rely on the exemption from the requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof to issue Purchaser Shares to Target Shareholders pursuant to the transactions contemplated in the Arrangement.

(ii)
Subject to obtaining the approvals contemplated by the Interim Order, and as may be directed by the Court in the Interim Order, Target shall take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order, as contemplated by Section 2.6.

(b)	The Arrangement Resolution shall also be subject to any applicable minority shareholder approvals that may be required under MI 61-101.

2.3	Target Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

(a)
Target agrees to convene and conduct the Target Meeting in accordance with the Interim Order, Target’s constating documents and applicable Laws on or before August 15, 2012, or such other date as may be agreed upon between Purchaser and Target, provided, however, that if the date of the Target Meeting falls within the Response Period, Target shall, at the request of Purchaser, postpone the meeting to a date acceptable to Purchaser, but not more than seven (7) business days after the initial meeting date, or in the event that the date of the Target Meeting falls within 10 days after the public announcement of an Acquisition Proposal, Target may postpone the meeting to a date not more than three days after the end of such ten business day period.

(b)
Target will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Purchaser, using proxy solicitation services.  Target acknowledges that Purchaser may, direct or indirectly, solicit proxies in favour of the approval of the Arrangement Resolution.

(c)
Target will advise Purchaser as Purchaser may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the Target Meeting, as to the tally of the proxies received by Target in respect of the Arrangement Resolution.

(d)
Except to the extent required by a Governmental Entity or for quorum purposes (in the case of an adjournment), Target will not adjourn, postpone or cancel the Target Meeting without the prior written consent of Purchaser and the obligations of Target under this Section 2.3(d) will not be affected by the commencement, public proposal, public disclosure or communication to Target or another person of any Acquisition Proposal.

(e)
Target will promptly advise Purchaser of any written notice of dissent or purported exercise by any Target Shareholder of Dissent Rights received by Target in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Target and, subject to applicable Law, any written communications sent by or on behalf of Target to any Target Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(f)
Within five (5) business days of the date of execution of this Agreement, Target will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Purchaser a list of Target Securityholders, as well as a security position listing from each depository of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Purchaser thereafter supplemental lists as reasonably requested by the Purchaser, setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(g)
Target will establish a cut off date for the delivery of proxies for the purpose of voting at the Target meeting that is not less than 48 hours prior to the commencement of the Target Meeting and will not waive such cut off date without the prior consent of Purchaser.

2.4	Target Circular

(a)
Target shall prepare the Target Circular in compliance with applicable Securities Laws and file the Target Circular, in all jurisdictions where the same is required to be filed on a timely basis and in any event in sufficient time to allow the Target Meeting to be held on or before August 15, 2012, or such other date as may be agreed to between Purchaser and Target, and mail the Target Circular, as required by the Interim Order and in all jurisdictions where the same is required to be mailed, in each case complying in all material respects with all applicable Laws on the date of mailing thereof. Without limiting the generality of the foregoing, Target shall, in consultation with Purchaser, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in section 2.20 thereof, if required.

(b)
The Target Circular will, subject to the other terms of this Agreement, include: (i) the unanimous recommendation of the Target Board that Target Shareholders vote in favour of the Arrangement Resolution; (ii) a copy of the Target Fairness Opinion; and (iii) a statement that each director and officer of Target intends to vote in favour of the Arrangement Resolution, subject to the terms of the Voting Agreements.

(c)
Target shall ensure that the Target Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Target Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Purchaser and its affiliates, including the Purchaser Shares).

(d)
Purchaser will, on a timely basis, furnish to Target all such information regarding Purchaser, its affiliates and the Purchaser Shares, as may be reasonably required by Target (including, as required by Section 14.2 of Form 51-102 F5) in the preparation of the Target Circular and other documents related thereto, including any pro forma financial statements prepared in accordance with GAAP and applicable Laws. Purchaser shall also use commercially reasonable efforts to obtain any necessary certificates and consents from Qualified Persons (as defined in National Instrument 43-101) and its auditors and other experts relating to technical financial and other expertized information included in the Target

Circular in order to make any information so furnished or any information concerning Purchaser not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Purchaser.

(e)
Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on the Target Circular prior to the Target Circular being printed and mailed to Target Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Purchaser and its counsel, provided that all information relating solely to Purchaser included in the Target Circular shall be in form and content satisfactory to Purchaser, acting reasonably. Target shall provide Purchaser with a final copy of the Target Circular prior to mailing to the Target Securityholders.

(f)
Target and Purchaser shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Target only with respect to Target and in the case of Purchaser only with respect to Purchaser) that the Target Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Target Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Target Circular, as required or appropriate, and Target shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Target Circular to Target Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

(g)	Target shall keep Purchaser informed of any requests or comments made by Securities Authorities in connection with the Target Circular or the Arrangement.

2.5	Solicitation of Proxies

Purchaser may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the Arrangement Resolution, subject to and in compliance with applicable Laws.

2.6	Final Order

If (a) the Interim Order is obtained, (b) the Arrangement Resolution is passed at the Target Meeting by Target Shareholders as provided for in the Interim Order and as required by applicable Law, and (c) the Key Regulatory Approvals and Key Third Party Consents are obtained, and subject to the terms of this Agreement, Target shall as soon as reasonably practicable thereafter and in any event within five (5) business days thereafter take all steps required to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to the CBCA.

Target will oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement and, if at any time prior to the issue of the Final Order and prior to the Effective Date, Target is ordered to return to Court with respect to the Final Order it shall do so only after notice to and in consultation and cooperation with Purchaser.

2.7	Court Proceedings

Subject to the terms of this Agreement, Purchaser will cooperate with, assist and consent to Target seeking the Interim Order and the Final Order, including by providing Target on a timely basis any information required to be supplied by Purchaser in connection therewith. Target will provide legal counsel to Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Target will also provide legal counsel to Purchaser on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Target or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Target will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Purchaser to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations set forth in this Agreement.

2.8	Payment of Consideration

Purchaser will, following receipt of the Final Order and prior to the Effective Date, deposit in escrow with the Depositary (a) sufficient cash to satisfy the aggregate cash portion of the Consideration payable to Target Shareholders pursuant to the Arrangement; and (b) sufficient Purchaser Shares to satisfy the aggregate share portion of the Consideration payable to Target Shareholders pursuant to the Arrangement.

2.9	Preparation of Filings

Purchaser and Target shall cooperate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.10	Amendment

Subject to the Interim Order, the Final Order and any applicable Law, the Parties may amend the Plan of Arrangement at any time prior to the Effective Time in accordance with

Section 8.3 of this Agreement to add, remove or amend any steps or terms in a manner determined to be necessary by Purchaser, acting reasonably, provided that the Plan of Arrangement will not be amended in any manner which: (a) is prejudicial to Target or its subsidiaries, the Target Securityholders or any other persons bound by the Plan of Arrangement or is inconsistent with the provisions of this Agreement or would result in the Target incurring any obligations or liabilities; or (b) creates, in the view of the Target, acting reasonably, a reasonable risk of delaying, impairing or impeding in any material respect the receipt of any Regulatory Approval or the satisfaction of any condition set forth in Article 6 hereof.

2.11	Announcement and Shareholder Communications

Purchaser and Target shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each such announcement to be approved by Purchaser and Target in advance, acting reasonably and without delay. Each party shall consult with the other parties prior to issuing any press releases or otherwise making public written statements with respect to the Arrangement or this Agreement and shall provide the other parties with a reasonable opportunity to review comment on such press release or other communications.  Purchaser and Target agree to cooperate in the preparation of presentations, if any, to Target Securityholders regarding the Plan of Arrangement, and no Party shall (a) issue any news release or otherwise make public announcements with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (b) make any filing with any Governmental Entity or with any Exchange with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.12	Withholding Taxes

Purchaser, Target and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder or pursuant to the Plan of Arrangement and from all dividends or other distributions otherwise payable to any former Target Securityholders such amounts as Purchaser, Target or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement and the Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid.

2.13	Investigation

Neither Party shall have any right to claim a breach of this Agreement by the other Party, exercise a right of termination, take any legal proceedings or make any other claim, in each case in respect of any inaccuracy or breach of any representation or warranty made by the other Party to the extent that the non-breaching Party had knowledge, as at the date of this Agreement, that any representation and warranty was inaccurate as at the date of this Agreement.

2.14	U.S. Securities Law Matters

    The Parties agree that the Arrangement will be carried out with the intention that all Purchaser Shares issued to the Target Shareholders will be issued by Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder.  In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)
the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the fairness of the terms and conditions of the Arrangement to Target Shareholders;

(b)	the Court will be required to satisfy itself as to the fairness of the terms and conditions of the Arrangement to the Target Shareholders subject to the Arrangement;

(c)
Target will ensure that each Target Shareholders will be given adequate notice advising them of their right to attend the hearing of the Court to approve the fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(d)
the Target Shareholders will be advised that the Purchaser Shares to be issued to them pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act;

(e)
the Interim Order approving the Target Meeting will specify that each Target Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(f)
the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Target Shareholders and will include a statement recognizing the Purchaser’s intention to rely on the Final Order to issue the Purchaser Shares pursuant to Section 3(a)(10) of the U.S. Securities Act.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF TARGET

3.1	Representations and Warranties

Target hereby represents and warrants to and in favour of Purchaser as follows, except to the extent that such representations and warranties are qualified by the Target Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)
Board Approval. The Special Committee has received an oral opinion from Standard Charter Bank that the consideration payable to the Target Shareholders is fair, from a financial point of view, to the Target Shareholders other than Purchaser and its affiliates.  As of the date hereof, the Target Board, based in part on the recommendation of the Special Committee and after consultation with its financial and legal advisors, has determined that the Arrangement is fair to the Target Shareholders and is in the best interests of Target and has resolved unanimously to recommend to the Target Shareholders that they vote in favour of the Arrangement Resolution. The Target Board has approved the Arrangement and the execution and performance of this Agreement.

(b)
Fairness Opinion. The Target Board has received the oral opinion (the “Target Fairness Opinion”) of Canaccord Genuity Corp., its financial advisor, to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the consideration to be received by the Target Shareholders in connection with the transactions contemplated by this Agreement is fair, from a financial point of view, to the Target Shareholders other than Purchaser and its affiliates.

(c)
Organization and Qualification. Target and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Target and each of its subsidiaries: (i) has all material Permits necessary to conduct its business substantially as now conducted, as disclosed in the Target Public Disclosure Record; and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Target.

(d)	Authority Relative to this Agreement. Target has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Target and the performance by Target of its obligations under this Agreement have been duly authorized by the Target Board and except for the Target Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Target and, constitutes a legal, valid and binding obligation of Target, enforceable against Target in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)
No Violation.  Neither the authorization, execution and delivery of this Agreement by Target nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Target with any of the provisions hereof will:

(1)
violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Target or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Target or any of its subsidiaries, under any of the terms, conditions or provisions of:

	(A)	their respective articles, charters or by-laws or other comparable organizational documents; or

(B)
any Permit or Material Contract to which Target or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Target or any of its subsidiaries is bound;

(2)
subject to obtaining the Key Regulatory Approvals and approval of the Argentinean Commission National de Defensa de la Competencia (the “Commission”) under the Law No. 25156, as amended, for the transactions contemplated by this Agreement,

(A)
result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Target or any of its subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect in regard to Target or any of its subsidiaries; or

(3)
give rise to any rights of first offer, first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any note, bond, mortgage, indenture, Contract, agreement, license, franchise or Permit.

There are no consents or approvals required from or notices required to be given to any third party under any Contracts of Target or any of its subsidiaries in order for Target to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

(f)
Capitalization. The authorized share capital of Target consists of an unlimited number of Target Shares, an unlimited number of preferred shares, issuable in series. As of the close of business on June 15, 2012, there were 97,269,339 Target Shares and no preferred shares issued and outstanding. As of the close of business on June 15, 2012, an aggregate of up to 9,570,813 Target Incentive Shares were issuable upon the exercise of Target Options and an aggregate of up to 120,000 Target Warrant Shares issuable upon the exercise of the Target Warrants.  Except as disclosed in Section 3.1(f) of the Target Disclosure Letter, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans (other than the Target Rights Plan), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Target of any securities of Target (including Target Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Target (including Target Shares) or any subsidiaries of Target. All outstanding Target Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Target Incentive Shares issuable upon the exercise of Target Options and all Target Warrant Shares issuable upon the exercise of Target Warrants have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Target (including the Target Shares, the Target Options and the Target Warrants) have been issued in compliance with all applicable Laws and Securities Laws. Other than the Target Shares, Target Options and the Target Warrants, there are no securities of Target or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Target Shareholders on any matter. There are no outstanding contractual or other obligations of Target or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Target or any of its subsidiaries having the right to vote with the holders of the outstanding Target Shares on any matter.

(g)
Target Shareholder Rights Plan. Target has taken all action necessary to defer the “Separation Time” under the Target Rights Plan with respect to the transaction and the entering into of the Target Rights Plan and this Agreement, and will, prior to the Effective Time, take all other actions to ensure that the completion of the Arrangement will not constitute a “Flip-In Event” under the Target Rights Plan and the Target Rights Plan will not otherwise affect the completion of the Arrangement and the other transactions and agreements contemplated by this Agreement.

(h)
Reporting Status and Securities Laws Matters. Target is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and New Brunswick.  The Target Shares are listed on the TSX and the NYSE MKT.  No delisting, suspension of trading in or cease trading order with respect to any securities of Target and, to the knowledge of Target, no inquiry or investigation (formal or informal) of any Securities Authority is in effect or ongoing or, to the knowledge of Target, expected to be implemented or undertaken.

(i)
Ownership of Subsidiaries. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Target are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly by Target are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Target. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Target to issue, sell or deliver any shares in their share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries.

(j)
Public Filings. Target has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities.  Except as disclosed in Section 3.1(j) of the Target Disclosure Letter, all such documents and information comprising the Target Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Target Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities. Target has not filed any confidential material change report with any Securities Authorities that, at the date of this Agreement, remains confidential.

(k)
Target Financial Statements. Target’s audited consolidated financial statements as at and for the fiscal years ended December 31 2011 and 2010 (including the notes thereto) (the “Target Annual Financial Statements”) and related management’s discussion and analysis (“MD&A”) were prepared in accordance with GAAP and Target’s condensed interim consolidated financial statements as at and for the three months ended March 31, 2012 and 2011, and related interim management’s discussion and analysis (the “Target Interim Financial Statements”) have been prepared in accordance with GAAP, in each case consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of the Target Annual Financial Statements, in the related report of Target’s independent auditors; and (ii) in the case of the Target Interim Financial Statements subject to normal period-end adjustments and notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Target and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP, in respect of all material contingent liabilities, if any, of Target and its subsidiaries on a consolidated basis. There has been no material change in Target’s accounting policies since March 31, 2012.

(l)
Internal Controls and Financial Reporting. Target: (i) has designed disclosure controls and procedures to provide reasonable assurance that material information relating to Target, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Target by others within those entities, particularly during the periods in which filings are being prepared; (ii) has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (iii) has disclosed in the MD&A for its most recently completed financial year, each material weakness relating to design existing at the financial year end (A) a description of the material weakness, (B) the impact of the material weakness on Target’s financial reporting and internal controls over financial reporting; and (C) Target’s further plans, if any, or any actions already undertaken, for remediating the material weakness.  The Chief Executive Officer and Chief Financial Officer of Target have disclosed to Target’s independent auditors and to the audit committee of Target’s board of directors (1) all significant deficiencies in the design or operation of such disclosure controls and procedures which could adversely affect the Target’s ability to record, process, summarize and report financial data (including identifying for Target’s independent auditors any material weaknesses in such disclosure controls and procedures), and (2) to the knowledge of the Target, any fraud, whether or not material, that involves management or other employees of Target or any of its subsidiaries who have a significant role in such disclosure controls and procedures.

(m)
Books and Records. The financial books, records and accounts of Target and its subsidiaries have in all material respects, been maintained in accordance with applicable Law, in accordance with GAAP and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Target and its subsidiaries and accurately and fairly reflect the basis for Target Annual Financial Statements and the Target Interim Financial Statements.

(n)
Minute Books. The minute books of each of Target and, its subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors, shareholders and board committees and all resolutions passed by the boards of directors, the shareholders and the board committees other than the minutes of meetings held in connection with the Arrangement.

(o)
No Material Undisclosed Liabilities. Except as disclosed in Section 3.1(o) of the Target Disclosure Letter, Target and its subsidiaries have no outstanding material indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Target Annual Financial Statements and Target Interim Financial Statements, or incurred in the ordinary course of business consistent with past practice since the date of the most recent financial statements of Target filed on SEDAR.

(p)
No Material Change. Since December 31, 2011, except as disclosed in the Target Public Disclosure Record, there has been no material change in respect of Target and its subsidiaries taken as a whole, and the debt, business and material property of Target and its subsidiaries conform in all material respects to the description thereof contained in the Target Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Target on any Target Shares.

(q)
Litigation. Except as disclosed in Section 3.1(q) of the Target Disclosure Letter, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Target, threatened affecting Target or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Target nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(r)	Taxes.

(i)	Target and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects;

(ii)
Target and each of its subsidiaries has paid on a timely basis all of the Taxes which are due and payable by them, respectively, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Target Annual Financial Statements and Target Interim Financial Statements.

(iii)
except as provided for in the Target Annual Financial Statements and Target Interim Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy with a Governmental Entity exist or have been asserted with respect to Taxes of Target or any of its subsidiaries, and neither Target nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Target, threatened against Target or any of its subsidiaries or any of their respective assets.

(iv)
no claim has been made by any Governmental Entity in a jurisdiction where Target and any of its subsidiaries does not file Returns that Target or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	there are no Liens for unpaid Taxes (other than Permitted Encumbrances or in respect of Taxes not yet due and payable) upon any of the assets of Target or any of its subsidiaries.

(vi)
Target and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(vii)
there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Target or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(viii)
Target has provided Purchaser with true, correct and complete copies of all Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, prior to the date of this Agreement for which the applicable normal reassessment period or other standard statutory period of limitations has not expired, in respect of Target and each of its subsidiaries.

(ix)	the Target Shares are listed on a "recognized stock exchange" as defined by the Tax Act.

(s)	Property.

(i)
Other than as disclosed in Section 3.1(s) of the Target Disclosure Letter, none of Target or any of its subsidiaries owns or has an option or right to acquire any interests in real or immoveable property, including licenses, leases, rights of way, surface rights, easements and permits for the use of land or other real property.

(ii)
The Concessions disclosed in Section 3.1(s) of the Target Disclosure Letter are the only material mining concessions, claims, leases, licenses, permits or other rights to explore for, exploit, develop, mine or produce minerals that are owned by or are required to conduct the activities, as presently conducted, of Target and its subsidiaries.

(iii)
Each Concession is in good standing. The interests of Target and its subsidiaries in each such Concession is held free and clear of all Liens other than Permitted Encumbrances. The Target Disclosure Letter sets out an up to date, true and accurate list in all material respects of: (A) the interests of Target and its subsidiaries in each of the Concessions; and (B) the agreement or document pursuant to which Target or its subsidiary holds its interest in each such Concession. Target and its subsidiaries are lawfully authorized to hold their respective interests in such Concessions.

(iv)
All assessments, investment or work required to be performed in relation to the Concessions (including, without limitation, as provided for by Section 217 of the Argentine mining Code) needed to maintain the Target and its subsidiaries’ right, title and interest therein have been performed.

(v)	[Intentionally deleted.]

(vi)	Applying customary standards in the mining industry:

(A)	each Concession has been properly located and recorded in compliance with applicable Laws and comprises a valid and subsisting mineral claim in each case in all material respects;

(B)	any and all assessment work required to be performed and filed under the Concessions by Target or its subsidiaries has been performed and filed;

(C)
any and all Taxes and other payments required to be paid by Target or its subsidiaries in respect of such Concessions and all rental payments required to be paid by Target or its subsidiaries in respect of the Concessions have been paid;

(D)	any and all material filings required to be filed by Target or its subsidiaries in respect of the Concessions have been filed;

(E)	Target and its subsidiaries have the exclusive right to deal with the Concessions;

(F)	except as disclosed in Section 3.1(s)(vi)(F) of the Target Disclosure Letter, no other person has any material interest in the Concessions or any right to acquire any such interest;

(G)
except as disclosed in Section 3.1(s)(vi)(G) of the Target Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect the respective interests of Target or its subsidiaries in the Concessions; and

(H)
neither Target nor any of its subsidiaries has received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Target’s or any of its subsidiaries’ interests in the Concessions.

(viii)
Except as disclosed in Section 3.1(s)(vii) of the Target Disclosure Letter, Target has provided Purchaser with access to full and complete copies of all exploration information and data including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, preliminary economic assessments, prefeasibility studies and feasibility studies and other similar reports and studies concerning the Concessions, as applicable, within the possession or control of Target.

(viii)
All work and activities carried out on the Concessions by Target or its subsidiaries or, to the knowledge of Target, by any other person appointed by Target or any of its subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Target, nor any of its subsidiaries, nor, to the knowledge of Target, any other person, has received any notice of any material breach of any such applicable Laws.

(ix)	Target and its subsidiaries have made or will make available to Purchaser all material information in its possession or under its control relating to the Concessions.

(x)
The execution, delivery and performance of this Agreement by Target will not violate, conflict with or result in a violation or breach of any provision of, or require a consent, approval or notice under or constitute a default under or result in a right of termination under or with respect to any Concession.

(t)
Contracts.  Section 3.1(t) of the Target Disclosure Letter includes a complete and accurate list of all Material Contracts to which Target or any of its subsidiaries  is a party and that are currently in force. All Material Contracts are in full force and effect, and Target and its subsidiaries, as applicable, are entitled to all rights and benefits thereunder in accordance with the terms thereof. Target has made available to Purchaser for inspection true and complete copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of Target or a subsidiary, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Target and its subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder of, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Target or any of its subsidiaries or, to the knowledge of Target, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither Target nor any of its subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Target, no such action has been threatened. Neither Target nor any of its subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Target or any of its subsidiaries.

(u)
Permits. Each of the subsidiaries has obtained and is in material compliance with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted. To the knowledge of Target, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Target Public Disclosure Documents.

(v)
Intellectual Property. There is no action, suit, proceeding or claim pending or, to the knowledge of Target, threatened by others challenging the rights of Target or its subsidiaries in or to any Intellectual Property which is used for the conduct of the business of Target or its subsidiaries as currently carried on as set forth in the Target Public Disclosure Documents.

(w)
HSR Act. As determined in accordance with the HSR Act and regulations thereunder, Target and all entities controlled by Target: (i) do not hold assets located in the United States having an aggregate fair market value in excess of US$68.2 million; and (ii) did not have aggregate sales in or into the United States in excess of US$68.2 million in Target’s most recent fiscal year.

(x)	Environmental Matters. To the knowledge of Target, each of Target and its subsidiaries and their respective businesses and operations:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)
(A) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; and (B) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)
is not involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities that would have a Material Adverse Effect on Target.

(y)
Mineral Resources. The most recent estimated indicated and inferred mineral resources of Target disclosed in the Target Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Target to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. No material mineral deposits of Target are subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated mineral resources of Target from the amounts disclosed in the Target Public Disclosure Record.

(z)	Regulatory. Except as disclosed in Section 3.1(z) of the Target Disclosure Letter:

(i)
Target and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Target and its subsidiaries or their respective activities (collectively, the “Regulatory Authorities”)

except as would not reasonably be expected to have a Material Adverse Effect on Target; and

(ii)
Target and its subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Regulatory Authorities (the “Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities. Neither Target nor its subsidiaries has received any written notices or other correspondence from the Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Target or any of its subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on Target.

(aa)	Employee Benefits.

(i)
To the knowledge of Target, Target and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Target, such subsidiary or in respect of which Target, any of its subsidiaries has any actual or potential liability (collectively, the “Target Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto.

(ii)	Section 3.1(aa) of the Target Disclosure Letter sets forth a complete list and description of the terms of the Target Benefit Plans.

(iii)
Each Target Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Target Benefit Plan (including the terms of any documents in respect of such Target Benefit Plan), all applicable Laws and any collective bargaining agreement relating thereto.

(iv)
All obligations of Target, any of its subsidiaries regarding the Target Benefit Plans have been satisfied in all material respects and, to the knowledge of Target, no Taxes are owing or exigible under any of the Target Benefit Plans by Target, any of its subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Target Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(v)
Each Target Benefit Plan is insured or funded in compliance with the terms of such Target Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Target or any of its subsidiaries from any such Governmental Entities.

(vi)
To the knowledge of Target, (i) no Target Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and (ii) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Target Benefit Plan required to be registered or qualified.

(vii)
Target and its subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Target Benefit Plan or to improve or change the benefits provided under any Target Benefit Plan.

(viii)	There is no entity other than Target and its subsidiaries participating in any Target Benefit Plan.

(ix)	None of the Target Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(x)
Except as disclosed in Section 3.1(aa) or Section 5.5 of the Target Disclosure Letter, neither the execution and delivery of this Agreement by Target nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Target with any of the provisions hereof shall, subject to Section5.5, result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Target or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting, under any Target Benefit Plan or restriction held in connection with a Target Benefit Plan.

(xi)
Each Target Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Target Benefit Plan (including the terms of any documents in respect of such Target Benefit Plan), all applicable Laws and any collective bargaining agreement relating thereto.

(xi)
All data necessary to administer each Target Benefit Plan is in the possession of Target or one of its subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the

Target Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(bb)	Labour and Employment.

(i)
All current assessments under applicable workers compensation legislation in relation to the employees listed in Section 3.1(bb)(i) of the Target Disclosure Letter have been paid or accrued by Target, its subsidiaries as applicable, and Target and/or its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid. The Target and its subsidiaries have performed and keep in good standing all labour registrations with Governmental Entities required under applicable Laws. the Target and its subsidiaries have not given grounds, with respect to any person, to claim the existence of non-registered labour relationship or unregistered compensation pursuant to Articles 21, 22 and 23 of the Argentine Labor Contract Law No. 20,744.

(ii)
Except for those written or oral employment contracts with salaried employees of Target and any of its subsidiaries identified in Section 3.1(bb)(ii) of the Target Disclosure Letter, there are no written contracts of employment entered into with any such employees or any oral contracts of employment. Except for those agreements or provisions described in Section 5.5 of the Target Disclosure Letter, no employee of Target or any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement.

(iii)
There are no collective agreements that exist, either directly or by operation of law, between Target or any of its subsidiaries and any trade union or association which may qualify as a trade union. There are no outstanding or, to the knowledge of Target, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Target or any of its subsidiaries. There are no threatened or apparent union organizing activities involving employees of Target or any of its subsidiaries. There is no strike or lockout involving the employees of Target or any of its subsidiaries.  Except as disclosed in Section 3.1(bb)(iii) of the Target Disclosure Letter, neither Target nor any of its subsidiaries has any relationship, arrangement or understanding with any trade union or association which may qualify as a trade union.

(iv)
The Target and its subsidiaries are not subject to joint and several liability for labor and/or social security obligations pursuant to Article 29 of the Argentine Labor Contract Law no. 20,744 in connection with all its subcontractors who perform works in the Republic of Argentina and its personnel.

(cc)
Compliance with Laws. Except as disclosed in Section 3.1(cc) of the Target Disclosure Letter, Target and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(dd)
Absence of Cease Trade Orders. No order ceasing or suspending trading in the Target Shares (or any of them) or any other securities of Target is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Target, are pending, contemplated or threatened.

(ee)
Related Party Transactions. Other than as disclosed in the Target Public Disclosure Record or the Target Disclosure Letter, there are no Contracts or other transactions currently in place between Target or any of its subsidiaries, on the one hand, and: (i) to the knowledge of Target, any officer or director of Target or any of its subsidiaries; (ii) to the knowledge of Target, any holder of record or, to the knowledge of Target, beneficial owner of 10% or more of the Target Shares; and (iii) to the knowledge of Target, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(ff)
Expropriation. No part of the property or assets of Target or any of its subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or, to the knowledge of the Target, commenced nor does Target know of any intent or proposal to give such notice or commence any such proceedings.

(gg)	Registration Rights. No Target Shareholder has any right to compel Target to register or otherwise qualify the Target Shares (or any of them) for public sale or distribution.

(hh)
Rights of Other persons. Except as disclosed in Section 3.1(hh) of the Target Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Target or any of its subsidiaries or any part thereof.

(ii)
Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Target or any of its subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted.

(jj)	Brokers. Except as disclosed in writing by Target to Purchaser and except as disclosed in Section 3.1(jj) of the Target Disclosure Letter, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Target, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Section 3.1(jj) of the Target Disclosure Letter.

(kk)
Insurance. As of the date hereof, Target, and its subsidiaries have such policies of insurance as are listed in Section 3.1(kk) of the Target Disclosure Letter. Such policies are in amounts, with such deductibles, and insure against such risks and losses as are customary for businesses similar to the business carried on by Target and its subsidiaries. All insurance maintained by Target or any of its subsidiaries is in full force and effect and in good standing and neither Target nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Target or any of its subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Target or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost.

(ll)	United States Securities Laws.

(i)	Target is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)
(A) Target’s Shares are registered with the SEC pursuant to Section 12(b) of the U.S. Exchange Act; Target has filed or furnished all reports and other document with the SEC that it is required to file or furnish under Section 13 or 15(d) of the U.S. Exchange Act (the “SEC Reports”); (B) the SEC Reports were prepared in accordance with the requirements of the U.S. Exchange Act and other applicable Laws and did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading; and (C) other than the Target Shares, neither Target nor any of its subsidiaries has any class of securities registered or required to be registered with the SEC under the U.S. Exchange Act. Target’s  Registration Statement on Form 8-A filed with the SEC is not and, at the Effective Time, will not be effective under the U.S. Exchange Act;

(iii)
Target has not received written comments from the staff of the SEC regarding Target’s annual report or periodic reports filed or furnished by Target under the U.S. Exchange Act that have not been resolved;

(iv)
neither Target nor any of its subsidiaries is or as a result of the Arrangement would be, required to register as an “investment company” under the United States Investment Company Act of 1940, as the same has been, and hereafter from time to time may be, amended, and the rules and regulations of the SEC promulgated thereunder; and

(v)	except as disclosed in the Target Disclosure Letter, no holder of Target Options is a resident or citizen of the United States.

(mm)	Anti-Corruption Laws.

(i)
Neither Target nor any of its affiliates nor, to the knowledge of Target, any director, officer, employee, consultant, agent or representative of any of the foregoing, has either (x) in the past five (5) years violated any Anti-Corruption Laws or (y) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, including but not limited to cash, checks, wire transfers, tangible and intangible gifts, favours, services, and those entertainment and travel expenses that go beyond what is reasonable and customary and or modest value:

(A)
to any Government Official, whether directly or through any other person, for the purpose of :  (1) influencing any act or decision of a Government Official in his or her official capacity; (2) inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; (3) securing any improper advantage; (4) inducing a Government Official to influence or affect any act or decision of any Governmental Entity or (5) assisting any representative of any of Target, its subsidiaries or majority-owned or controlled joint ventures in obtaining or retaining business for or with, or directing business to, any person; or

(B)
to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage;

(ii)
neither Target nor any of its affiliates nor, to the knowledge of the Target, or any director, officer, employee, consultant, agent or representative of any of the foregoing, has in connection with the business of Target, its subsidiaries or majority-owned or controlled joint ventures, either (x) (1) conducted or initiated any review, audit, or internal investigation or (2) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing Anti-Corruption Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any Anti-Corruption Law or (y) received any notice, request, or citation from any person alleging non-compliance with any Anti-Corruption Law.

(iii)	To the knowledge of the Target, no officer, director, or employee of Target or its subsidiaries is a Government Official.

3.2	Survival of Representations and Warranties

The representations and warranties of Target contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1	Representations and Warranties

Purchaser hereby represents and warrants to and in favour of Target as follows, and acknowledges that Target is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)
Authority Relative to this Agreement. Purchaser has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Purchaser and the performance by Purchaser of its obligations under this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b)
Organization and Qualification. Purchaser and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Purchaser and each of its subsidiaries: (i) has all Permits necessary to conduct its business substantially as now conducted, as disclosed in the Purchaser Public Disclosure Record; and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing or to have such

Permits would not reasonably be expected to have a Material Adverse Effect on Purchaser.

(c)
No Material Change. Since December 31, 2011, except as disclosed in the Purchaser Public Disclosure Record, there has been no material change in respect of Purchaser and its subsidiaries, taken as a whole, and the debt, business and material property of Purchaser and its subsidiaries conform in all material respects to the description thereof contained in the Purchaser Public Disclosure Record.

(d)
No Violations. Neither the authorization, execution and delivery of this Agreement by Purchaser nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations hereunder or thereunder nor compliance by Purchaser with any of the provisions hereof or thereof will:

(1)
violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Purchaser or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Purchaser or any of its subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective articles, charters or by-laws or other comparable organizational documents; or

(B)
any Permit or material contract or other instrument or obligation to which Purchaser or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Purchaser or any of its subsidiaries is bound; or

(2)	subject to obtaining the Key Regulatory Approvals and approval of the Commission under the Law No. 25156, as amended, for the transactions contemplated by this Agreement,

(A)
result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Purchaser or any of its subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect in regard of Purchaser or any of its subsidiaries;

(except, in the case of each of Section 4.1(d)(1) and Section 4.1(d)(2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents (expressly excluding the Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Purchaser).

There are no consents or approvals required from or notices required to be given to any third party under any Contracts of Purchaser or any of its subsidiaries in order for Purchaser to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

(e)
No Defaults. None of Purchaser or any of its subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default by Purchaser or any of its subsidiaries under any contract, agreement or licence that is material to the conduct of business of Purchaser or any of its subsidiaries to which any of them is a party or by which any of them is bound, except for such defaults or events, conditions or occurrences which would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Purchaser.

(e)
Capitalization.  The authorized share capital of Purchaser consists of an unlimited number of Purchaser Shares and an unlimited number of first preference shares, Series 1. As of the close of business on June 15, 2012, 746,233,273 Purchaser Shares and no first preference shares, Series 1, were issued and outstanding and an aggregate of up to 3,642,898 Purchaser Shares were issuable upon the exercise of Purchaser Options and Purchaser RSUs and there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Purchaser of any securities of Purchaser (including Purchaser Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Purchaser (including Purchaser Shares) or any subsidiaries of Purchaser. Other than Purchaser Shares, Purchaser Options and Purchaser RSUs, there are no securities of Purchaser or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Purchaser Shareholders on any matter. There are no outstanding contractual or other obligations of Purchaser or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Purchaser Options and Purchaser RSUs. There are no outstanding bonds, debentures or other evidences of indebtedness of Purchaser or any of its subsidiaries having the right to vote with the holders of the outstanding Purchaser Shares on any matter.

(g)
Ownership of Subsidiaries. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Purchaser are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Purchaser are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Purchaser, except where the failure to be such would not reasonably be expected to have a Material Adverse Effect on Purchaser. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Purchaser to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of their share capital or other ownership interests. Except as disclosed in the Purchaser Public Disclosure Record, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Purchaser.

(h)
Litigation.  Except as disclosed in the Purchaser Public Disclosure Record, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Purchaser, threatened affecting Purchaser or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Purchaser nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(i)
Title to Properties. Applying customary standards in the mining industry, Purchaser and each of its subsidiaries has good and sufficient right and title to or valid leasehold interests in its mineral properties as described in the Purchaser Public Disclosure Record sufficient to operate such properties in the ordinary course and consistent with past practices and principles, free and clear of any title defect or Lien.  Each lease and agreement granting rights to Purchaser’s mineral properties is in full force and effect and constitutes a legal, valid and binding agreement of Purchaser, its subsidiaries and neither Purchaser nor any of its subsidiaries is in violation or breach of or default under any such lease or agreement.

(j)
Mineral Reserves and Resources.  The most recent estimated, proven and probable mineral reserves and the estimated measured, indicated and inferred mineral resources of Purchaser disclosed in the Purchaser Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws.  The information provided by Purchaser to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished.  There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Purchaser and its subsidiaries, taken as a whole, from the amounts disclosed in the Purchaser Public Disclosure Record.

(k)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Purchaser:

(i)
all material rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests,  production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Purchaser and its subsidiaries have been properly and timely paid;

(ii)
all (A) mines where Purchaser or any of its subsidiaries is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all Applicable Laws; and (B) to the knowledge of Purchaser, mines located in or on the lands of Purchaser or any of its subsidiaries, or lands pooled or unitized therewith, which have been abandoned by Purchaser or any of its subsidiaries, have been developed, managed and abandoned in accordance with good mining practices and in compliance with all Applicable Laws.

(l)
Permits. Purchaser and each of its subsidiaries has obtained and is in compliance with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted. To the knowledge of Purchaser, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material Permits as are necessary to conduct its business as it is currently being conducted as set forth in the Purchaser Public Disclosure Record.

(m)	Environmental Matters. To the knowledge of Purchaser, each of Purchaser and its subsidiaries and their respective businesses and operations:

(i) is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii) has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)   (A) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of

Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; and (B) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws that would reasonably be expected to result in a Material Adverse Effect on Purchaser; and

(iv)    is not involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities that would have a Material Adverse Effect on Purchaser.

(n)
Reporting Status and Securities Laws Matters. Purchaser is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of Canada. The Purchaser Shares are listed on the Exchanges. No delisting, suspension of trading in or cease trading order with respect to any securities of Purchaser and, to the knowledge of Purchaser, no inquiry or investigation (formal or informal) of any Securities Authority or the Exchanges, is in effect or ongoing or, to the knowledge of Purchaser, expected to be implemented or undertaken.

(o)
Public Filings. Purchaser has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities and the Exchanges. All documents and information comprising the Purchaser Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Purchaser Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchanges. Purchaser has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in any of the information contained in the Purchaser Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Purchaser Public Disclosure Record.

(p)
Purchaser Financial Statements. Purchaser’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2011 and 2010 (including the notes thereto) and Purchaser’s condensed consolidated interim financial statements for the three months ended March 31, 2012, and respective related management’s discussion and analysis (the “Purchaser’s Financial Statements”), were prepared in accordance with GAAP, consistently applied (except as otherwise indicated in such financial statements and the notes thereto or the related report of Purchaser’s independent auditors and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Purchaser and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Purchaser and its subsidiaries on a consolidated basis). There has been no material change in Purchaser’s accounting policies, since March 31, 2012.

(q)	Regulatory.

(i)
Purchaser and its subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any Regulatory Authority except as would not reasonably be expected to have a Material Adverse Effect on Purchaser;

(ii)
Purchaser and its subsidiaries have operated and are currently operating their respective businesses in compliance with all Regulatory Authorizations in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities.  Neither nor its subsidiaries has received any written notices or other correspondence from Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Purchaser or any or its subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on Purchaser.

(r)
Issuance of Purchaser Shares. The Purchaser Shares to be issued as part of the Consideration and the Purchaser Shares to be issued upon the exercise of Target Options exercised after the Effective Date will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Purchaser.

(s)
Absence of Cease Trade Orders. No order ceasing or suspending trading in Purchaser Shares (or any of them) or any other securities of Purchaser is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Purchaser, are pending, contemplated or threatened.

(t)	Investment Canada. Purchaser is a “WTO Investor” for purposes of the Investment Canada Act, as that term is defined in the Investment Canada Act and the regulations thereunder.

(u)
Tax Residency.  For purposes of the Tax Act, (A) Purchaser is a resident of Canada and a “taxable Canadian corporation” as defined in the Tax Act, has filed all returns required to be filed by it and (B) each of Purchaser’s subsidiaries is resident in the jurisdiction in which it was formed, has filed all necessary tax returns in that jurisdiction and if resident in a different jurisdiction, has filed all necessary tax returns in the different jurisdiction.

(v)
Compliance with Laws. Purchaser and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser.

(w)	United States Securities Laws.

(i)	Purchaser is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)
(A) Purchaser’s Shares are registered with the SEC pursuant to Section 12(b) of the U.S. Exchange Act; Purchaser has filed or furnished all reports and other document with the SEC that it is required to file or furnish under Section 13 or 15(d) of the U.S. Exchange Act (the “SEC Reports”); (B) the SEC Reports were prepared in accordance with the requirements of the U.S. Exchange Act and other applicable Laws and did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading; and (C) other than the Purchaser Shares, neither Purchaser nor any of its subsidiaries has any class of securities registered or required to be registered with the SEC under the U.S. Exchange Act;

(iii)
Purchaser has not received written comments from the staff of the SEC regarding Purchaser’s annual report or periodic reports filed or furnished by Purchaser under the U.S. Exchange Act that have not been resolved; and

(iv)
Neither Purchaser nor any of its subsidiaries is or as a result of the Arrangement would be, required to register as an “investment company” under the United States Investment Company Act of 1940, as the same has been, and hereafter from time to time may be, amended, and the rules and regulations of the SEC promulgated thereunder.

(x)	Use of Short Form Prospectus. Purchaser meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 of the Canadian Securities Administrators.

(y)	Funding. Purchaser has cash on hand and undrawn and available commitments under existing credit facilities in an aggregate amount that is sufficient to ensure

(y)
that, at the Effective Date, Purchaser will have funds sufficient to effect payment in full of the cash Consideration for all Target Shares and consummate the Arrangement upon the terms contemplated by this Agreement.

4.2	Survival of Representations and Warranties

The representations and warranties of Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS OF TARGET

5.1	Covenants of Target Regarding the Conduct of Business

Target covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities or consented to by Purchaser in writing, Target shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities, Target shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed):

(a)	take any action except in the ordinary course of business of Target and its subsidiaries;

(b)
(i) amend its articles of incorporation, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Target or any of its subsidiaries, or at any time prior to the Effective Date, declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Target Shares owned by any person or the securities of any subsidiary owned by a person other than Target and, in the case of any subsidiary wholly-owned by Target, any dividends payable to Target or any other wholly-owned subsidiary of Target; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Target or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Target or its subsidiaries, other than: (A) the issuance of Target Shares pursuant to the terms of the outstanding Target Options; (B) transactions in the ordinary course of business and consistent with past practices between Target’s wholly-owned subsidiaries or between Target and a Target wholly-owned subsidiary; and (C) as required under applicable Law or existing Contracts set forth in Section 3.1(t) of the Target Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Target or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Target or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; or (viii) enter into any agreement with respect to any of the foregoing;

(c)
except in the ordinary course of business consistent with past practice, (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Target or any of its subsidiaries; (ii) acquire (by merger, arrangement, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $100,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material liabilities or obligations that are not due or payable in accordance with their terms; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(d)
other than as is necessary to comply with applicable Laws or the current terms of any Contracts by which it is bound, which are disclosed in Section 5.5 or Section 3.1(aa) and 3.1(bb)(i) of the Target Disclosure Letter, or in accordance with the Target Benefit Plans: (i) grant to any officer, employee or director of Target or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Target or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, retention, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, or hire or terminate the employment (except for just cause) of, any officer, employee or director of Target or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Target Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Target or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, executive officer or employee of Target or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock-based or stock-related awards (including, without limitation, stock options) upon a change of control occurring on or prior to the Effective Time provided, however, that the Target Board may amend the terms of outstanding Target Options prior to the Effective Time to provide that in the event of: (A) any director, officer or employee of Target ceasing to hold such office as a consequence of the completion of the Arrangement, or (B) the involuntary termination of the employment of a holder of a Target Option within one year of the Effective Date, such Target Option shall not terminate but shall be exercisable until the earlier of the original expiry date of such Target Option or two years from the date of such termination; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(e)
settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against Target and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought against Target by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(f)
enter into any agreement or arrangement that limits or otherwise restricts in any material respect, or that would, after the Effective Time, limit or restrict in any material respect, Target or any of its subsidiaries or any successor thereto from competing in any manner;

(g)	waive, release or assign any material rights, claims or benefits of Target or any of its subsidiaries;

(h)
other than in the ordinary course of business consistent with past practice: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(i)
change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any material Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(j)
take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits; or fail to prosecute with commercially reasonable diligence any pending applications to any Governmental Entities for Permits necessary to conduct its business as now conducted or as proposed to be conducted; or

(k)	agree, resolve or commit to do any of the foregoing.

Target shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Target or any of its subsidiaries including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6, none of Target or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Subject to compliance with applicable competition or anti-trust laws, Target shall promptly notify Purchaser in writing of any circumstance or development that, to the knowledge of Target, is or could reasonably be expected to constitute a Material Adverse Effect.

5.2	Covenants of Target Relating to the Arrangement

Target shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Target or any of its subsidiaries under this Agreement, cooperate with Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Target shall and, where applicable, shall cause its subsidiaries to:

(a)
subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.6.1, and provided that the Effective Date has occurred, it shall use its reasonable commercial efforts to cause such members of the Target Board to resign as Purchaser may require, at the time and in the manner requested by Purchaser, as of the Effective Date, with a nominee of Purchaser to be appointed to the Target Board immediately after each such resignation;

(b)
apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Target or any of its subsidiaries and, in doing so, keep Purchaser reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Purchaser with copies of all related applications and notifications, in draft form sufficiently in advance of filing to allow Purchaser the opportunity to provide comments thereon, and not participate in any meetings or material conversations with Governmental Entities without consulting with Purchaser in advance and to the extent permitted by such Governmental Entity, give Purchaser the opportunity to attend and participate in any communications or meetings;

(c)
use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts;

(d)	defend all lawsuits or other legal, regulatory or other proceedings against Target challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(e)
until the earlier of the Effective Time and termination of this Agreement, subject to applicable Law, make available and cause to be made available to Purchaser, and the agents and advisors thereto, information reasonably requested by Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Purchaser and Target following the Effective Date and confirming the representations and warranties of Target set out in this Agreement; and

(f)	allow representatives of Purchaser (including legal and financial advisors) to attend the Target Meeting and allow officers of Purchaser to speak to any motion relating to the Arrangement Resolution.

5.3	Covenants of Purchaser Regarding the Performance of Obligations

5.3.1      Purchaser covenants and agrees that Purchaser shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Purchaser or any of Purchaser’s subsidiaries under this Agreement, cooperate with Target in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Purchaser shall and where appropriate shall cause its subsidiaries to:

(a)
apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Purchaser or any of Purchaser’s subsidiaries and, in doing so, keep Target reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Target with copies of all related applications and notifications, in draft form sufficiently in advance of filing to allow Target the opportunity to provide comments thereon;

(b)	pay for the filing fee in respect of any Competition Commission filing (defined in Schedule C hereto);

(c)
subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(d)
make joint elections with Eligible Holders in respect of the disposition of their Target Shares pursuant to Section 85 of the Tax Act (and any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act;

(e)	not split, combine or reclassify any of the Purchaser Shares;

(f)	defend all lawsuits or other legal, regulatory or other proceedings against Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(g)	provide such assistance as may reasonably be required by Target for the purposes of completing Target Meeting;

(h)
apply for and use commercially reasonable efforts to obtain: (i) conditional approval of the listing and posting for trading on the TSX of the Purchaser Shares forming part of the Consideration and Purchaser Shares issuable upon exercise of Target Options following the Effective Time, subject to the satisfaction by Purchaser of standard and customary listing conditions of the TSX; and (ii) approval of the listing on the NYSE of Purchaser Shares forming part of the Consideration and Purchaser Shares issuable upon exercise of Target Options following the Effective Time, subject to satisfaction of the standard listing conditions of the NYSE;

(i)
subject to applicable Law, make available and cause to be made available to Target, and its agents and advisors, information reasonably requested by Target for the purposes of confirming the representations and warranties of Purchaser set out in this Agreement; and

(j)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement.

5.4	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)
it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it, including filing, as promptly as practicable following the execution of this Agreement, the requisite notifications and other filings; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement

Plan of Arrangement including the filing set forth in Article 6 of Argentina’s Antitrust Law No. 25,156 within a week as from the date of the Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) cooperate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions of this Agreement, it shall not knowingly take or cause to be taken, or not take or cause to not be taken, any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the Arrangement or the other transactions contemplated hereby; and

(b)
it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement.

5.5	Employment and Consulting Agreements

Following the approval of the Arrangement Resolution, Purchaser shall cause Target to honour such obligations, if any, under Target’s employment and consulting agreements as are specifically disclosed in Section 5.5 of the Target Disclosure Letter, including, without limitation, by paying to the individuals party to such agreements, in each case, such amounts as  are disclosed in Section 5.5 of the Target Disclosure Letter, in accordance with such agreements.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Target Shareholders at the Target Meeting in accordance with the Interim Order and, if applicable, MI 61-101;

(b)
the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Target and Purchaser, acting reasonably, on appeal or otherwise;

(c)	there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation,

against Purchaser or Target which shall prevent the consummation of the Arrangement;

(d)	the Key Regulatory Approvals shall have been obtained;

(e)
Purchaser Shares to be issued in the United States pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act; provided, however, that Target shall not be entitled to rely on the provisions of this Section 6.1(e) in failing to complete the transactions contemplated by this Agreement in the event that Target fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemption, that Purchaser will rely on the foregoing exemption based on the Court’s approval of the fairness of the transaction to Target Securityholders;

(f)	this Agreement shall not have been terminated in accordance with its terms; and

(g)
the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws either by virtue of exemptive relief from the Securities Authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons under applicable Canadian Securities Laws).

6.2	Additional Conditions Precedent to the Obligations of Purchaser

The obligations of Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Purchaser and may be waived by Purchaser):

(a)
all covenants of Target under this Agreement to be performed on or before the Effective Time, which have not been waived by Purchaser, shall have been duly performed by Target in all material respects, and Purchaser shall have received a certificate of Target addressed to Purchaser and dated the Effective Time, signed on behalf of Target by two of its senior executive officers (on Target’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)
the representations and warranties made by Target in this Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of all such representations and warranties (other than those contained in Sections 3.1(c), 3.1(d), 3.1(f) and 3.1(s)) to be so true and correct in all respects would not reasonably be expected to have a Material

Adverse Effect on Target (it being a separate condition that the representations and warranties of Target made in Sections 3.1(c), 3.1(d), 3.1(f) and 3.1(s) must be accurate in all material respects when made and, except as contemplated by this Agreement, on and as of the Effective Time, as though made on and as of the Effective Time); and Purchaser shall have received a certificate of Target addressed to Purchaser and dated the Effective Time, signed on behalf of Target by two senior executive officers of Target (on Target’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)
since the date of this Agreement, there shall not have occurred or have been disclosed to Purchaser or the public, if previously undisclosed to Purchaser or the public, a Material Adverse Effect in respect of Target;

(d)	the Target Board shall not have made a Change in Recommendation;

(e)	all outstanding Target Warrants shall have been exercised or cancelled prior to the Effective Time;

(f)	holders of no more than 5% of the Target Shares shall have exercised Dissent Rights; and

(g)	the Voting Agreements shall have been executed and delivered by the Locked-up Shareholders and remain in full force and effect.

The foregoing conditions will be for the sole benefit of Purchaser and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Target

The obligations of Target to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Target and may be waived by Target):

(a)
all covenants of Purchaser under this Agreement to be performed on or before the Effective Time, which have not been waived by Target, shall have been duly performed by Purchaser in all material respects, and Target shall have received a certificate of Purchaser addressed to Target and dated the Effective Time, signed on behalf of Purchaser by two of its senior executive officers (on Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)
the representations and warranties made by Purchaser in this Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), all representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Purchaser and  Target shall have received a certificate of Purchaser, addressed to Target and dated the Effective Time, signed on behalf of each of Purchaser by two senior executive officers of each of Purchaser (on Purchaser’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)
since the date of this Agreement, there shall not have occurred or have been disclosed to Target or the public, if previously undisclosed to Target or the public, a Material Adverse Effect in respect of Purchaser; and

(d)
Purchaser shall have delivered evidence satisfactory to Target of the (i) approval of the listing and posting for trading on the TSX of the Purchaser Shares comprising the Consideration and issuable upon exercise of the Target Options exercised following the Effective Date, subject only to the satisfaction of standard and customary listing conditions of the TSX, and (ii) the approval of the listing of the Purchaser Shares comprising the Consideration and issuable upon exercise of the Target options exercised following the Effective Time on the NYSE, subject to the satisfaction of the standard and customary listing conditions of the NYSE.

The foregoing conditions will be for the sole benefit of Target and may be waived by it in whole or in part at any time

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

7.1.1      Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)
cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from actions or omissions of Target which are permitted or required by this Agreement); or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.

7.1.2      Purchaser may not exercise its rights to terminate this Agreement pursuant to Section 8.2.1(c)(iii) and Target may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten (10) business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Target Meeting, such meeting shall, unless the Parties otherwise agree, be postponed or adjourned until the expiry of such period (and such postponement shall not constitute a breach of any provision of this Agreement) provided that such extension shall not extend beyond the Outside Date. If such notice has been delivered prior to the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period, (and such postponement shall not constitute a breach of any provision of this Agreement) provided that such period does not extend beyond the Outside Date. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

7.2	Non-Solicitation

7.2.1      Except as otherwise expressly provided in this Section 7.2, Target shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Target or any of its subsidiaries (collectively, the “Representatives”): (a) solicit, assist, initiate, facilitate or encourage (including entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding, or furnish any information to any person in connection with, an Acquisition Proposal; (b) participate in any discussions or negotiations with any person (other than Purchaser or any of its affiliates) regarding an Acquisition Proposal, provided, however, Target may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute and/or would not reasonably be expected to constitute and/or could not reasonably be expected to result in, a Superior Proposal when the Target Board has so determined; (c) approve, accept, endorse or recommend, remain neutral with respect to or propose publicly to accept, approve, endorse or recommend, or remain neutral with respect to, any Acquisition Proposal; (d) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal; or (v) make a Change in Recommendation.

7.2.2      Except as otherwise provided in this Section 7.2, Target shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person conducted heretofore by Target, its subsidiaries or any Representatives with respect to any potential Acquisition Proposal, and, in connection therewith, Target will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as reasonably practicable, request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Target and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Target and its subsidiaries. Target agrees that, except as permitted Section 7.2.3 neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to a potential Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into an announcement of this Agreement by Target, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2) and Target undertakes to use its commercially reasonable efforts to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof.

7.2.3      Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement or of any other agreement between Purchaser and Target, if at any time following the date of this Agreement and prior to obtaining the Target Shareholder Approval of the Arrangement Resolution at the Target Meeting, Target receives a bona fide, written Acquisition Proposal that did not result from a breach of Section 7.2 or an Acquisition Proposal is made to the Target Shareholders and the Target Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), could reasonably be expected to be a Superior Proposal, then Target may, in response to a request made by the party making such Acquisition Proposal and provided it is in material compliance with Sections 7.2.2 and 7.2.4:

(a)	furnish information with respect to Target and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal;

provided that Target shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Target to such person (i) if such non public information has not been previously provided to, or is not concurrently provided to, Purchaser; and (ii) without entering into a confidentiality agreement with such person in a form customary for such transactions which shall, without limitation, include a standstill provision at least as stringent as contained in the Confidentiality Agreement and which, without limitation, provides that any Acquisition Proposal shall be made only to the Target Board and shall not be publicly disclosed.

7.2.4      Target shall promptly notify Purchaser, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of the Acquisition Proposal and any agreements which relate to the Acquisition Proposal to which Target has access (for example, voting agreements with shareholders of Target or agreements to provide financial support or other assistance to the person making such Acquisition Proposal), or any amendment to any of the foregoing. Target shall thereafter also provide such other details of the Acquisition Proposal, or any amendment to any of the foregoing, as Purchaser may reasonably request. Target shall keep Purchaser fully informed as to the status, including any material changes to the terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all reasonable inquiries from Purchaser with respect thereto.

7.2.5      Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement, but subject to Section 7.3, at any time following the date of this Agreement and prior to obtaining Target Shareholder Approval, if Target receives an Acquisition Proposal that did not result from a breach of this Section 7.2 and which the Target Board concludes in good faith (after consultation with its financial advisors and outside counsel) constitutes a Superior Proposal, the Target Board may, subject to compliance with the procedures set forth in Section 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

7.2.6      Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement, nothing contained in this Agreement shall prohibit the Target Board from taking any action or making a Change in Recommendation or from making any disclosure to any Target Securityholders prior to the Effective Time including, for greater certainty, disclosure of a Change in Recommendation in respect of an Acquisition Proposal, if, in the good faith judgment of the Target Board, and based upon the advice of outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Target Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws); provided that, for greater certainty, in the event of a Change of Recommendation and a termination by Purchaser of this Agreement pursuant to Section 8.2.1(c)(i), Target shall pay the Termination Fee to the extent it is required by Section 7.4. In addition, subject to the provisions of this Section 7.2 and Section 7.3, nothing contained in this Agreement shall prevent Target or the Target Board from calling and holding a meeting of Target Shareholders, or any of them, requisitioned by Target Shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court or Regulatory Authority of competent jurisdiction in accordance with applicable Laws.

7.3	Right to Match

7.3.1      Target covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:

(a)	Target has complied with its obligations under Section 7.2 and has provided Purchaser with a copy of the Superior Proposal and all related documentation described in Section 7.2.4; and

(b)
a period (the “Response Period”) commencing on the later of (x) the date on which Purchaser receives written notice from the Target Board that the Target Board has determined, subject only to compliance with this Section 7.3, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal, and (y) the date Purchaser receives a copy of the Superior Proposal and all related documentation described in Section 7.2.4, and ending at 5:00 p.m. (Toronto time) on the fifth (5th) business day following such date, shall have expired.

7.3.2      During the Response Period, Purchaser will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including an increase in, or modification of, the consideration to be paid to the Securityholders of Target pursuant to the Arrangement. The Target Board shall review any such offer by Purchaser to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which Purchaser is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Purchaser to be amended. If the Target Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against this Agreement and the Plan of Arrangement as they are proposed to be amended, the Target Board will cause Target to enter into an amendment to this Agreement with Purchaser incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the Target Board determines that the Acquisition Proposal continues to be a Superior Proposal, Target may approve and recommend that holders of Target Shares accept such Superior Proposal and may terminate this Agreement and shall pay the Termination Fee pursuant to Section 8.2.1(d)(i) in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

7.3.3      Where at any time before the Target Meeting, Target has provided Purchaser with a notice under Section 7.3.1, an Acquisition Proposal has been publicly disclosed or announced and the Response Period has not elapsed, then, subject to applicable laws, at Purchaser’s request, Target will postpone or adjourn the Target Meeting to a date acceptable to Purchaser, acting reasonably, but not more than seven (7) business days after the scheduled date of the Target Meeting.

7.3.4      Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Target Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Purchaser shall be afforded a new Response Period and the rights afforded in Section 7.3.2 in respect of each such Acquisition Proposal.

7.4	Expenses and Termination Fees

7.4.1      Except as otherwise provided herein, all fees, costs and expenses (including any broker’s fees or finder’s fees) incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.4.2      If a Termination Fee Event occurs, Target shall pay Purchaser (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4.5.

7.4.3      For the purposes of this Agreement, “Termination Fee” means $15 million.

7.4.4      For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)	by Purchaser pursuant to Section 8.2.1(c)(i) or Section 8.2.1(c)(vi);

(b)	by Target pursuant to Section 8.2.1(d)(i); or

(c)
by Purchaser pursuant to Section 8.2.1(b)(i), or Section 8.2.1(c)(v) or by either Party pursuant to 8.2.1(b)(iii), but only if, in the case of this paragraph (c), prior to the earlier of the termination of this Agreement or the holding of the Target Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Target shall have been made to Target or publicly announced by any person (other than Purchaser or any of its affiliates) and such Acquisition Proposal or intention shall not have been publicly withdrawn at least ten (10) business days prior to the Target Meeting and within six (6) months following the date of such termination:

(i)	such Acquisition Proposal is consummated by Target; or

(ii)
Target and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Target Board approves or recommends, such Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Section 7.4.4(c), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

7.4.5      If a Termination Fee Event occurs due to a termination of this Agreement by Target pursuant to Section 8.2.1(d)(i), or by Purchaser pursuant to Section 8.2.1(c)(i) or Section 8.2.1(c)(vi), the Termination Fee shall be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.4.4(c), the Termination Fee shall be payable within two business days following the closing of the applicable transaction referred to therein.

7.4.6      Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that,

without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Target irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Purchaser is entitled to the Termination Fee and such Termination Fee is paid in full, Purchaser shall be precluded from any other remedy against Target at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Target or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

7.4.7      Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

7.4.8      Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4.9      In no event shall Target be obligated to pay to Purchaser an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee.

7.5	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Target shall, and shall cause its subsidiaries and their respective officers, directors, employees to afford to Purchaser and to the officers and employees of Purchaser such access as Purchaser may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Material Contracts, and shall furnish Purchaser with all data and information as Purchaser may reasonably request. Purchaser and Target acknowledge and agree that information furnished pursuant to this Section 7.5 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.6	Insurance and Indemnification

7.6.1      Purchaser will, or will cause Target and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six (6) years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Target and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Purchaser acknowledges and agrees that prior to the Effective Date, Target may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of Purchaser.

7.6.2      Purchaser agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Target and its subsidiaries to the extent that such rights are fully disclosed in Section 7.6.2 of the Target Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Section 7.6.2 of the Target Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

7.6.3      The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Target hereby confirms that it is acting as agent and trustee on their behalf.

7.6.4      Purchaser will, and will cause Target and its subsidiaries to, provide on the Effective Date, a release to each of the directors and officers of the Target and its subsidiaries not continuing with Target or its subsidiaries, in a form satisfactory to Target acting reasonably, provided however that such release shall not release any liability for fraud and provided further that each director and officer shall release Target and its subsidiaries from any liability to him or her as a director or officer, other than liabilities relating to payments to which the director or officer is entitled in connection with the agreements set forth in the Target Disclosure Letter. In addition, the Purchaser will provide a release and indemnification on the Effective Date to certain representatives of Extorre or its subsidiaries as mutually agreed upon between the Parties, acting reasonably.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

8.2.1      This Agreement, other than Section 7.4 hereof, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Target Shareholders or the Arrangement by the Court):

(a)	by mutual written agreement of Target and Purchaser; or

(b)	by either Target or Purchaser, if:

(i)
the Effective Time shall not have occurred on or before the Outside Date, and the Outside Date has not been extended by the Parties, except that the right to terminate this Agreement under this Section 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii)
after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Target or Purchaser from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)
the Arrangement Resolution shall have failed to obtain the Target Shareholder Approval at the Target Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(c)	by Purchaser, if:

(i)
prior to obtaining the Target Shareholder Approval, the Target Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Purchaser, or fails to reaffirm its recommendation of the Arrangement within five business days (and in any case prior to the Target Meeting) after having been requested in writing by Purchaser to do so, in a manner adverse to Purchaser, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five (5) days after public announcement of the Acquisition Proposal or beyond the date which is the day prior to the date proxies in respect of the Target Meeting, must be deposited shall be considered an adverse modification, subject to Section 2.3(a) (a “Change in Recommendation”); or

(ii)	any of the conditions set forth in Section 6.1 or Section 6.2 are not satisfied, and such conditions are incapable of being satisfied by the Outside Date;

(iii)
subject to Section 7.1.2, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Target set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iv)	Target is in breach or in default of any of its obligations or covenants set forth in Section 7.2 in any material respect;

(v)
the Target Meeting has not occurred on or before August 31, 2012, unless extended by the Purchaser, provided that the right to terminate this Agreement pursuant to this Section 8.2.1(c)(v) shall not be available to Purchaser if the failure by Purchaser to fulfil any obligation hereunder is the cause of, or results in, the failure of the Target Meeting to occur on or before such date; or

(vi)	the Target Board authorizes Target to enter into a binding written agreement relating to a Superior Proposal;

(d)	by Target, if:

(i)
the Target Board authorizes Target, subject to complying with the terms of this Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that Target pays the Termination Fee payable as contemplated by Section 7.4; or

(ii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iii)
subject to Section 7.1.2, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Target is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.

8.2.2      The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give notice of such termination to the other Parties.

8.2.3      If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.4, 7.5, 9.3, 9.6 and 9.7 and the provisions of the Confidentiality Agreement (including any standstill provisions contained therein) shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Target Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Purchaser shall not disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Purchaser completes the transactions contemplated by this Agreement, Purchaser shall not, following the Effective Date, without the consent of the individuals to whom such Transaction personal Information relates or as permitted or required by applicable Law, use or disclose Transaction personal Information:

(a)	for purposes other than those for which such Transaction personal Information was collected by Target prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of Target’s business or to the carrying out of the purposes for which the transactions contemplated by this

Agreement were implemented.

Purchaser shall protect and safeguard the Transaction personal Information against unauthorized collection, use or disclosure. Purchaser shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction personal Information in their possession. If this Agreement shall be terminated, Purchaser shall promptly deliver to Target all Transaction personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

9.2	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Purchaser :

Yamana Gold Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3

Attention: Facsimile: Email:	Chairman and Chief Executive Officer (416) 815-0021 pmarrone@yamana.com with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
40 King Street West
Scotia Plaza, Suite 2100
Toronto, Ontario M5H 3C2

Attention: Facsimile: Email:	Mark Bennett (416) 350-6933 mbennett@casselsbrock.com

(b)	if to Target:

Extorre Gold Mines Limited
Suite 1660-999 West Hastings Street
Vancouver, British Columbia V6C 2W2

Attention: Facsimile:	President and Chief Executive Officer (604) 688-9532

Email:	trevor.mulroney@extorre.com

with a copy (which shall not constitute notice) to:

Gowling Lafleur Henderson LLP
Suite 2300-550 Burrard Street
Vancouver, British Columbia V6C 2B5

Attention: Facsimile: Email:	Cyndi Laval (604) 443-5629 cyndi.laval@gowlings.com

9.3	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof. The Parties hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the Court of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any Party to such Court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the Courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such Court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

9.4	Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Such remedy will not be the exclusive remedy for a breach or threatened breach of this Agreement, but will be in addition to all other remedies available at law or equity to each of the Parties.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a direct or indirect wholly-owned subsidiary of Purchaser, provided that if such assignment and/or assumption takes place, Purchaser shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto and the Target Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement (including, without limitation, PDF), and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.9	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

9.10	Further Assurances

Each of Purchaser and Target shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, elections, assurances, instruments or documents as may reasonably be required by any of them in order to give effect to the terms and conditions of this Agreement, to implement the Plan of Arrangement and to further document or evidence any of the transactions or events set out in this Agreement and the Plan of Arrangement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF Purchaser and Target have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

YAMANA GOLD INC.
By:	(signed) “Greg McKnight”
Name: Greg McKnight Title: Senior Vice President, Business Development

EXTORRE GOLD MINES LIMITED
By:	(signed) “Trevor Mulroney”
Name: Trevor Mulroney
Title: President and Chief Executive Officer

SCHEDULE A
PLAN OF ARRANGEMENT

ARTICLE 1
INTERPRETATION

1.1      In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement Agreement” means the arrangement agreement dated June 18, 2012 between Target and Purchaser, together with the Schedules attached thereto, with respect to the Arrangement, as the same may be amended or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Arrangement” means the arrangement under Section 192 of the CBCA, on the terms and conditions set forth in this Plan of Arrangement subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court;

“business day” means any day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“Canadian Resident” means a beneficial owner of Target Shares immediately prior to the Effective Time that is (i) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or (ii) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“CBCA” means the Canada Business Corporations Act, and includes any successor thereto;

“Consideration” means $3.50 in cash and 0.0467 of a Purchaser Share for each Target Share;

“Converted Purchaser Options” has the meaning ascribed to such term in Section 3.1(e) hereof;

“Converted Purchaser Option In-The-Money Amount” in respect of a Converted Purchaser Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Purchaser Shares that a holder is entitled to acquire on exercise of the Converted Purchaser Option immediately after the Effective Time exceeds the amount payable to acquire such shares;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or financial institution agreed to between Purchaser and Target for the purpose of, among other things, exchanging certificates representing Target Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” means the right of a registered Target Shareholder to dissent to the resolution approving the Arrangement and to be paid the fair value of the Target Shares  in respect of which the holder dissents, all in accordance with the Interim Order and Article 5 hereof;

“Dissenting Shareholders” means the registered Target Shareholders that validly exercise the Dissent Rights and “Dissenting Shareholder” means any one of them;

“Effective Date” means the date shown in the certificate giving effect to the Arrangement issued pursuant to Section 192(7) of the CBCA by the director appointed pursuant to Section 260 of the CBCA which will be a date following satisfaction or waiver of all of the conditions to the completion of the Arrangement as set forth in the Arrangement Agreement and delivery of all documents agreed to be delivered to the satisfaction of the Target and Purchaser, acting reasonably;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Target Shares immediately prior to the Effective Time, including a partnership, who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Target Shares are “taxable Canadian property” and not “treaty protected property”, in each case as defined in the Tax Act;

“Fair Market Value” of each Target Share that is issuable pursuant to a Target Option means an amount equal to the volume weighted average price of the Target Shares on the Toronto Stock Exchange for the ten trading day period ending on the day prior to the date such determination is to be made;

“Final Order” means the final order of the Court in form acceptable to Target and Purchaser, each acting reasonably, approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Former Target Shareholders” means the holders of Target Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended by the Court;

“Letter of Transmittal” means the Letter of Transmittal for use by Target Shareholders to be delivered in connection with the Arrangement;

“Plan” or “Plan of Arrangement” means this plan of arrangement as amended or supplemented from time to time in accordance with the terms hereof and Section 8.3 of the Arrangement Agreement, this Plan of Arrangement or at the direction of the Court;

“Purchaser” means Yamana Gold Inc., a corporation existing under the laws of Canada;

“Purchaser Shareholders” means holders from time to time of Purchaser Shares;

“Purchaser Shares” means common shares in the capital of Purchaser;

“Section 85 Election” shall have the meaning ascribed thereto in subsection 3.2 hereof;

“Target” means Extorre Gold Mines Limited, a corporation existing under the laws of Canada;

“Target Incentive Shares” means 9,570,813 Target Shares issuable to holders of outstanding Target Options;

“Target Meeting” means the special meeting of Target Shareholders at which the Arrangement was approved by the Target Shareholders;

“Target Options” means the options to purchase 9,570,813 Target Shares issued or granted pursuant to Target’s Share Incentive Plan, and “Target Optionholders” means holders from time to time of Target Options;

“Target Option In-The-Money Amount” in respect of a Target Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Target Shares that a holder is entitled to acquire on exercise of the Target Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

“Target Rights Plan” means the Shareholder Rights Plan Agreement, dated as of May 25, 2012, between Extorre Gold Mines Limited and Computershare Investor Services Inc., as rights agent;

“Target Securityholders” means, collectively, the holders of Target Shares, Target Warrants and Target Options;

“Target Share Incentive Plan” means the Stock Option Plan of Target dated as of February 5, 2010;

“Target Shareholders” means the holders from time to time of Target Shares;

“Target Shares” means common shares in the capital of Target;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

1.2      The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3      Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections and subparagraphs are to articles, sections, subsections and subparagraphs of this Plan of Arrangement, and use of the terms “herein”, “hereof” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion of this Plan of Arrangement.

1.4      Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5      In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6      References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7      In this Plan of Arrangement, unless otherwise stated, all references to sums of money are expressed in lawful money of Canada.

1.8      This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the law of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1      This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2      This Plan of Arrangement will become effective on, and be binding on and after, the Effective Time on: the Target Shareholders, the Target, the Purchaser,  the Dissenting Shareholders and the Target Optionholders.

ARTICLE 3
ARRANGEMENT

3.1      Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality except as otherwise expressly provided herein:

(a)	the Target Rights Plan shall be terminated (and all rights issued thereunder shall expire) and shall cease to be of any force or effect;

(b)	all outstanding Target Shares held by subsidiaries of the Purchaser shall be cancelled without any repayment of capital;

(c)
each Target Share (other than Target Shares held by a Dissenting Shareholder or by Purchaser or any of its subsidiaries) shall be and shall be deemed to be transferred by the holder thereof to Purchaser (free and clear of any liens, charges or encumbrances of any nature whatsoever), and the registered holder of such Target Share immediately prior to the Effective Time shall be entitled to receive, subject to the following provisions of this Section 3.1(a) and subject to Section 4.6, consideration comprised of:

(i)	$3.50, and

(ii)	0.0467 of a Purchaser Share,

in exchange for each Target Share;

(d)
the Target Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Purchaser (free and clear of any liens, charges or encumbrances of any nature whatsoever) and Purchaser shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 5 hereof and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Target Shareholders, other than the right to be paid the fair value of their Target Shares in accordance with the Dissent Rights;

(e)
pursuant to the terms of the Target Share Incentive Plan, including section 3.9 thereof, each holder of a Target Option outstanding immediately prior to the Effective Time shall, after the Effective Time, be entitled to receive (and shall accept), upon the exercise of such holder’s Target Options (which after the Effective Time shall be referred to as “Converted Purchaser Options”), for the same aggregate consideration therefor and in lieu of any Target Shares or other consideration, a number of Purchaser Shares equal to the number of Target Shares otherwise issuable multiplied by 0.2648, subject to further adjustment after the Effective Time in accordance with the terms of the Converted Purchaser Options.  Each such Converted Purchaser Option shall continue to be governed by and be subject to the terms of the Target Stock Option Plan.  If the adjustment to the Target Options contemplated by this paragraph results in a disposition of Target Options for Converted Purchaser Options or “new” Target Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition.  Therefore, in the event that the Converted Purchaser Option In-The-Money Amount in respect of such Converted Purchaser Option exceeds the Target Option In-The-Money Amount in respect of the Target Option, the number of Purchaser Shares which may be acquired on exercise of the Converted Purchaser Option immediately after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Converted Purchaser Option In-The-Money Amount in respect of the Converted Purchaser Option does not exceed the Target Option In-The-Money Amount in respect of the Target Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. Following the Effective Time, Target and Purchaser shall make the appropriate entries in their respective securities registers to reflect the matters referred to in Section 3.1.

3.2      An Eligible Holder whose Target Shares are transferred to Purchaser in part for Purchaser Shares pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the transfer by providing the necessary information to such person as Purchaser may designate on or before 90 days after the Effective Date in accordance with the procedures set out in the tax instruction letter provided by Purchaser.  Neither Target, Purchaser nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms in respect of Eligible Holders who provide the necessary information within 90 days following the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).  Purchaser will make a Section 85 Election with every Eligible Holder who provides the necessary information in accordance with this Section 3.2 and within 30 days will sign and return such election forms to the Eligible Holder.  In its sole discretion, Purchaser or any successor corporation may choose to sign and return an election form in respect of Eligible Holders who provide the necessary information more than 90 days following the Effective Date, but will have no obligation to do so.  A tax election package, consisting of the relevant federal tax election forms and a tax instruction letter, shall be made available to Eligible Holders within 30 days of the Effective Date  via the internet on Purchaser’s website at www.yamana.com.  Alternatively, a tax instruction letter shall also be made available from the Depositary by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal to the Depositary within 30 days following the Effective Date in accordance with the procedures set out in the Notice of Special Meeting of Shareholders and Management Information Circular of Target relating to the Arrangement.  The tax instruction letter shall provide general instructions on how to make the Section 85 Election with Purchaser in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes in respect of the transfer of the Eligible Holder’s Target Shares to Purchaser.

ARTICLE 4
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1      From and after the Effective Time, any certificates representing Target Shares held by Former Target Shareholders shall represent only the right to receive the Consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, to receive the fair value of the Target Shares represented by such certificates.

4.2      Purchaser, as soon as practicable following the later of the Effective Date and the date of deposit by a Former Target Shareholder of a duly completed Letter of Transmittal and the certificates representing the Target Shares held by such Former Target Shareholder, will either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such Former Target Shareholder at the address specified in the Letter of Transmittal, or

(b)
if requested by such Former Target Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such Former Target Shareholder certificates representing the number of Purchaser Shares issued to such holder and a cheque representing the cash consideration payable to such holder under the Arrangement.

4.3      If any certificate which immediately prior to the Effective Time represented an interest in outstanding Target Shares  that were transferred or cancelled pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost, stolen or destroyed certificate the Consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto).  Unless otherwise agreed to by Purchaser, the person who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond to Purchaser and the Depositary, which bond is in form and substance satisfactory to Purchaser and the Depositary, or shall otherwise indemnify Purchaser and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4      All dividends and distributions made after the Effective Time with respect to any Purchaser Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder of such Purchaser Shares.  All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate.  Subject to this Section 4.4\, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder is entitled, net of any applicable withholding and other taxes.

4.5      Any certificate which immediately prior to the Effective Time represented Target Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and, for greater certainty, the right of the Former Target Shareholder of such Target Shares to receive the Consideration shall be deemed to be surrendered to Purchaser together with all dividends, distributions or cash payments thereon held for such holder.  For greater certainty, on such date, any certificate formerly representing Target Shares shall cease to represent a claim or interest of any kind or nature against Target or Purchaser.

4.6      In no event shall any holder of Target Shares be entitled to a fractional Purchaser Share.  Where the aggregate number of Purchaser Shares to be issued to a Target Shareholder as Consideration under the Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Target Shareholder shall be shall be rounded up to the nearest whole Purchaser Share in the event that a Target Shareholder is entitled to a fractional share representing 0.5 or more of a Purchaser Share and shall be rounded down to the nearest whole Purchaser Share in the event that a Target Shareholder is entitled to a fractional share representing less than 0.5 of a Purchaser Share.  Any cash consideration owing to a Target Shareholder shall be rounded up to the next whole cent.

4.7      Purchaser, Target and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person pursuant to the Arrangement and from all dividends or other distributions otherwise payable to any former Target Securityholders such amounts as Purchaser, Target or the Depositary may be required to deduct and withhold therefrom under any provision of applicable laws in respect of taxes, including without limitation, any amounts payable in respect of Target Options.  To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid.

ARTICLE 5
DISSENTING SHAREHOLDERS

5.1      Pursuant to the Interim Order, each registered holder of Target Shares shall have the right to dissent with respect to the Arrangement under the provisions of the CBCA, the Interim Order and the Final Order.  A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Target Shares and shall only be entitled to be paid the fair value of the holder’s Target Shares.  A Dissenting Shareholder who is paid the fair value of the holder’s Target Shares shall be deemed to have transferred the holder’s Target Shares to Purchaser at the Effective Time, notwithstanding the provisions of the CBCA.  A Dissenting Shareholder who, for any reason is not entitled to be paid the fair value of the holder’s Target Shares, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Target Shares, notwithstanding the provisions of the CBCA.  The fair value of the Target Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Target Shareholders at the Target Meeting; but in no event shall Target be required to recognize such Dissenting Shareholder as shareholders of Target after the Effective Time and the names of such holders shall be removed from the applicable Target register of shareholders as at the Effective Time.  For greater certainty, in addition to any other restrictions in the CBCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
AMENDMENTS

6.1      Target and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a)  set out in writing; (b) filed with the Court and, if made following the Target Meeting, approved by the Court; and (c) communicated to Target Shareholders if and as required by the Court.

6.2      Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Target and Purchaser at any time prior to or at the Target Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Target Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3      Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Target Meeting shall be effective only if (a) it is consented to by each of Target and Purchaser; and (b) if required by the Court or applicable law, it is consented to by Target Shareholders.

6.4      Each of Purchaser and Target shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, elections, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.   The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Extorre Gold Mines Limited (the “Company”) and Yamana Gold Inc. (“Purchaser”), as more particularly described in the plan of arrangement, as may be modified or amended (the “Plan of Arrangement”) substantially in the form attached as ● to the Management Information Circular of the Company dated ● (the “Circular”) (as the Arrangement may be modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

2.   The Plan of Arrangement (as the Plan of Arrangement may be modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

3.   The arrangement agreement dated June 18, 2012 (the “Arrangement Agreement”), involving the Company and the Purchaser, and all transactions contemplated therein and the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified, confirmed and approved;

4.   Notwithstanding that these resolutions have been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.   Any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute, whether under corporate seal of the Company or not, and deliver all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable for the purpose of giving full effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
KEY REGULATORY APPROVALS

Any necessary approvals of the Arrangement from the TSX, subject only to the satisfaction of standard and customary post-closing conditions of the TSX.